  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: May 9, 2022
Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Legend Biotech Corporation on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

Change in Registrant’s Certifying Accountant

The Audit Committee (the “Audit Committee”) of the Board of Directors of Legend Biotech Corporation (the “Company”) conducted a review process to consider the selection of the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting as of and for the fiscal year ending December 31, 2022 to be filed with the U.S. Securities and Exchange Commission (“SEC”).

(a) Resignation of independent registered public accounting firm

Ernst & Young Hua Ming LLP (“EYHM”), located in Shanghai, People's Republic of China (“PRC”), has served as the Company’s independent registered public accounting firm since 2020.

On May 3, 2022, following the Audit Committee’s review process, the Audit Committee resolved that EYHM would resign as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the SEC, effective on the date that the Company furnishes its financial results for the first quarter of 2022 with the SEC on Form 6-K.

The audit reports of EYHM on the Company’s financial statements as of and for the fiscal years ended December 31, 2021 and 2020 filed with the SEC did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of EYHM on the Company’s internal control over financial reporting as of December 31, 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2021 and 2020, and in the subsequent interim period through the date of this report on Form 6-K, there has been no disagreement (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) with EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EYHM, would have caused them to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements for such years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of Form 20-F).

The Company has requested EYHM to respond fully to the inquiries of the Company’s successor independent registered public accounting firm as described below.

In connection with the filing of its Form 20-F for the year ending December 31, 2022, the Company will provide the information required by Item 16F of Form 20-F in accordance with the requirements of that Item.

(b) Engagement of new independent registered public accounting firm

On May 3, 2022, following the Audit Committee’s review process and its resolution regarding the resignation of EYHM described in part (a) of this Form 6-K, the Audit Committee approved the engagement of Ernst & Young LLP, located in the United States, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the fiscal year ending December 31, 2022 to be filed with the SEC and the Company subsequently entered into an engagement letter with Ernst & Young LLP.

During the fiscal years ended December 31, 2021 and 2020, and in the subsequent interim period through May 3, 2022, neither the Company, nor any person acting on its behalf, consulted with Ernst & Young LLP, located in the United States, on any matter regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young LLP, located in the United States, concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto), or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: May 9, 2022	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer